Exhibit 99.1

PERELLA WEINBERG PARTNERS
767 FIFTH AVENUE
PHONE: 212-287-3200
FAX: 212-287-3201

November 18, 2015

The Board of Directors

Willis Group Holdings plc

One World Financial Center

200 Liberty Street

New York, NY 10281

Members of the Board of Directors:

On June 29, 2015, Willis Group Holdings plc an Irish public limited company (“Parent”), and Citadel Merger Sub, Inc., a Delaware corporation and a wholly-owned subsidiary of Parent (“Merger Sub”), entered into an Agreement and Plan of Merger (the “Original Merger Agreement”) with Towers Watson & Co., a Delaware corporation (the “Company”). The Original Merger Agreement provides for Parent to combine with the Company by means of a merger of Merger Sub with and into the Company (the “Merger”), as a result of which, among other things, (a) the Company will become a subsidiary of Parent, and (b) each share of the Company’s common stock, par value $0.01 per share (the “Company Shares”), issued and outstanding immediately prior to the effective time of the Merger, other than Excluded Shares (as defined below), will be converted into the right to receive 2.649 validly issued, fully-paid and non-assessable ordinary shares, $0.000115 nominal value per share (“Parent Shares”), of Parent (the “Exchange Ratio”). The Original Merger Agreement also provides that immediately prior to the Merger the Company will pay to the holders of the Company Shares a special dividend (the “Special Dividend”) in an amount equal to $4.87 per share in cash. We understand that the Board of Directors of Parent is now considering an amendment (the “Proposed Amendment”) to the Original Merger Agreement (as so amended, the “Amended Merger Agreement”) pursuant to which, among other things, the Special Dividend will be increased from $4.87 to $10.00 per share in cash. As used herein, Excluded Shares mean Dissenting Shares (as defined in the Amended Merger Agreement) and Company Shares held by Parent, Merger Sub or the Company immediately prior to the effective time of the Merger. The terms and conditions of the Merger are more fully set forth in the Amended Merger Agreement.

The Board of Directors of the Company has requested our opinion as to the fairness, from a financial point of view, of the Exchange Ratio to Parent, as of the date hereof and taking into account the Proposed Amendment.

For purposes of the opinion set forth herein, we have, among other things:

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1.	reviewed certain publicly available financial statements and other business and financial information with respect to the Company and Parent, including research analyst reports;

2.	reviewed certain non-public internal financial statements, analyses and forecasts, and other financial data relating to the business of the Parent prepared and furnished to us by Parent’s management (the “Parent Forecasts”);

3.	reviewed certain non-public internal financial statements, analyses and forecasts, and other financial data relating to the business of the Company prepared and furnished to us by the Company’s management (the “Company Forecasts”);

4.	reviewed certain estimates of cost savings, revenue synergies and strategic, financial and operational synergies anticipated to result from the Merger (collectively, the “Anticipated Synergies”) and the amounts, timing and achievability of such Anticipated Synergies, prepared and furnished to us by Parent’s management;

5.	discussed the past and current business, operations, financial condition and prospects of the Company and Parent, including the Anticipated Synergies, with the Company’s management and Parent’s management;

6.	reviewed the pro forma financial impact of, among other things, the Merger on the future financial performance of Parent;

7.	compared the financial performance of the Company and Parent with that of certain publicly-traded companies which we believe to be generally relevant;

8.	reviewed the historical trading prices for the Company Shares and Parent Shares, and compared such prices of the Company Shares and Parent Shares with those of securities of certain publicly-traded companies which we believe to be generally relevant;

9.	reviewed the Original Merger Agreement;

10.	reviewed the draft of the Proposed Amendment dated November 19, 2015; and

11.	conducted such other financial studies, analyses and investigations, and considered such other factors, as we have deemed appropriate.

In arriving at our opinion, we have assumed and relied upon, without independent verification, the accuracy and completeness of the financial and other information supplied or otherwise made available to us (including information that is available from generally recognized public sources) for purposes of this opinion and have further assumed, with your consent, that all of the information furnished by the Company or Parent for purposes of our analysis is accurate as of the date hereof and does not contain any material omissions or misstatements of material fact. With respect to the Company Forecasts, we have been advised by the management of the

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Company, and have assumed, with your consent, that they have been reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of management of the Company as to future financial performance of the Company and the other matters covered thereby, and we express no view as to the assumptions on which they are based. With respect to the Parent Forecasts, we have been advised by the management of Parent, and have assumed, with your consent, that they have been reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of management of Parent as to future financial performance of Parent and the other matters covered thereby, and we express no view as to the assumptions on which they are based. We have assumed, with your consent, that the Anticipated Synergies and potential strategic, financial and operational implications and benefits thereof (including the amount, timing and achievability thereof) anticipated by Parent’s management to result from the Merger will be realized in the amounts and at the times projected by Parent’s management, and we express no view as to the assumptions on which they are based. We have relied without independent verification upon the assessment of the Company’s management and Parent’s management of the timing and risks associated with the integration of the Company and Parent. In arriving at our opinion, we have not made any independent valuation or appraisal of the assets or liabilities (including any contingent, derivative or off-balance-sheet assets and liabilities) of the Company or Parent, nor have we been furnished with any such valuations or appraisals. In addition, we have not evaluated the solvency of any party to the Amended Merger Agreement under any state or federal laws relating to bankruptcy, insolvency or similar matters. In arriving at our opinion, we have also assumed, in all respects material to our analysis, that the representations and warranties of each party contained in the Amended Merger Agreement are true and correct, that the Merger will be consummated in accordance with the terms set forth in the Amended Merger Agreement, without material modification (including, without limitation, modification of the Exchange Ratio or the form or structure of the transaction) or amendment, without waiver of any of its covenants or conditions, or without delay, and that the final executed Proposed Amendment will not differ in any respect material to our analysis from the draft Proposed Amendment reviewed by us. In addition, we have assumed that in connection with the receipt of all the necessary approvals of the proposed Merger, no delays, limitations, conditions or restrictions will be imposed that could have an adverse effect on the Company, Parent or the contemplated benefits expected to be derived in the proposed Merger. We have relied as to all legal matters relevant to rendering our opinion upon the advice of counsel.

This opinion addresses only the fairness from a financial point of view, as of the date hereof, of the Exchange Ratio to Parent. We have not been asked to offer, and we do not offer, any opinion as to any other term of the Amended Merger Agreement or the form or structure of the Merger or the likely timeframe in which the Merger will be consummated. In addition, we express no opinion as to the fairness of the amount or nature of any compensation to be received by any officers, directors or employees of any parties to the Merger, or any class of such persons, relative to the Exchange Ratio. We do not express any opinion as to any tax or other consequences that may result from the transactions contemplated by the Amended Merger Agreement, nor does our opinion address any legal, tax, regulatory or accounting matters, as to which we understand Parent has received such advice as it deems necessary from qualified professionals. Our opinion does not address the underlying business decision of Parent to enter into the Merger or the relative merits of the Merger as compared with any other strategic

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alternative which may be available to Parent. In arriving at our opinion, we were not authorized to solicit, and did not solicit, interest from any third party with respect to any business combination or other extraordinary transaction involving Parent.

We have acted as a financial advisor to the Board of Directors of Parent in connection with the Merger and will be entitled to receive a fee for our services, a portion of which was paid upon the rendering of a fairness opinion in connection with entry into the Original Merger Agreement, a portion of which is payable upon the rendering of this opinion and a substantial portion of which shall be payable only if the Merger is consummated. In addition, Parent has agreed to reimburse our expenses and indemnify us for certain liabilities and other items arising out of our engagement. During the two year period prior to the date hereof, Perella Weinberg Partners LP and its corporate advisory affiliates have represented Parent and its subsidiaries on various financial advisory matters for which they have received compensation. During such two year period, no material relationship existed between Perella Weinberg Partners LP and its affiliates and the Company pursuant to which compensation was received by Perella Weinberg Partners LP or its affiliates. Perella Weinberg Partners LP and its affiliates may in the future provide investment banking and other financial services to the Company or Parent or their respective affiliates for which they would expect to receive compensation. In the ordinary course of our business activities, Perella Weinberg Partners LP or its affiliates may at any time hold long or short positions, and may trade or otherwise effect transactions, for our own account or the accounts of customers, in debt or equity or other securities (or related derivative securities) or financial instruments (including bank loans or other obligations) of the Company or Parent or any of their respective affiliates. The issuance of this opinion was approved by a fairness opinion committee of Perella Weinberg Partners LP.

This opinion is for the information and assistance of the Board of Directors of Parent acting in its capacity as such in connection with the Board of Directors’ evaluation of, the Merger and may not be reproduced, disseminated, quoted from or referred to, in whole or in part, without our written consent. This opinion is not intended to be and does not constitute a recommendation to any holder of Parent Shares as to how to vote or otherwise act with respect to the proposed Merger or any other matter. This opinion does not in any manner address the prices at which the Company Shares or Parent Shares will trade at any time. In addition, we express no opinion as to the fairness of the Merger to, or any consideration received in connection with the Merger by, the holders of any class of securities, creditors or other constituencies of Parent. Our opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. It should be understood that subsequent developments may affect this opinion and the assumptions used in preparing it, and we do not have any obligation to update, revise, or reaffirm this opinion.

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Based upon and subject to the foregoing, including the various assumptions and limitations set forth herein, we are of the opinion that, on the date hereof and taking into account the Proposed Amendment, the Exchange Ratio is fair, from a financial point of view, to Parent.

Very truly yours,

PERELLA WEINBERG PARTNERS LP

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